Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Second Quarter 2014 Financial Results Conference Call

July 31, 2014

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant Pharmaceuticals International, Inc.’s (“Valeant”) business development activities, including the timing of closing of pending transactions and timing of expected cash payback on completed transactions, plans for commercial investment, clinical results and timing of development products, timing of expected product launches and Valeant’s expected future performance (including expected results of operations, revenue expectations, outlook and financial guidance), and Valeant’s offer to acquire Allergan, Inc. (“Allergan”) and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in Valeant’s most recent annual and quarterly report filed with the Securities and Exchange Commission (the “SEC”) and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to: the ultimate outcome of any possible transaction between Valeant and Allergan including the possibilities that Valeant will not continue to pursue a transaction with Allergan and that Allergan will reject a transaction with Valeant; if a transaction between Valeant and Allergan were to occur, the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies; the effects of the business combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans; the effects of governmental regulation on our business or potential business combination transaction; ability to obtain regulatory approvals and meet other closing conditions to the transaction, including all necessary stockholder approvals, on a timely basis; our ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets; the impact of competition from other market participants; the development and commercialization of new products; the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets; our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes, expected as required by applicable law.

More Information

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates, in part, to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials, as they may be further amended from time to time, contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED

TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of charge from the sources indicated above.

Non-GAAP Information

To supplement the financial measures prepared in accordance with U.S. generally accepted accounting principles (GAAP), Valeant uses non-GAAP financial measures that exclude certain items, such as amortization of inventory step-up, amortization of alliance product assets & property, plant and equipment step up, stock-based compensation step-up, contingent consideration fair value adjustments, restructuring, acquisition-related and other costs, In-process research and development, impairments and other charges, (“IPR&D”), legal settlements outside the ordinary course of business, the impact of currency fluctuations, amortization including intangible asset impairments and other non-cash charges, amortization and write-down of deferred financing costs, debt discounts and ASC 470-20 (FSP APB 14-1) interest, loss on extinguishment of debt, (gain) loss on assets sold/held for sale/impairment, net, (gain) loss on investments, net, and adjusts tax expense to cash taxes. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of Valeant’s core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. Non-GAAP reconciliations can be found in our press tables under the Investor Relations tab on www.valeant.com.

Note 1: The guidance in this presentation is only effective as of the date given, July 31, 2014, and will not be updated or affirmed unless and until the Company publicly announces updated or affirmed guidance.

Agenda

1. Second Quarter 2014 Results

2. Outlook for Remainder of 2014

3. Outlook for 2015 and 2016

4. Allergan Update

Q2 2014 Highlights

Q2 2014 continues to demonstrate the fundamental strength of our base business

Organic growth is accelerating - significantly improved from the first quarter, as expected

Bausch + Lomb has continued its double-digit organic growth trend

17 new products launched in the U.S. year to date

Completed sale of facial injectable assets to Galderma S.A. for $1.4B; recognized a gain of $300M+ in Q3 Capital will be used for Allergan and/or other future business development Received FDA approval for Jublia earlier than expected; stronger than anticipated label Extremely high physician and patient interest since launch Signed three small but critical business development deals in Indonesia, the Middle East and Northern Africa, and colored contact lenses in Asia

Reached agreement with Irish Government and Unions to successfully restructure the Bausch + Lomb contact lens plant in Ireland – much earlier than expected

Waterford cost structure now in line with Rochester

Q2 2014 Results

Q2 2014 Q/Q%

Total Revenue $2.041 B 86%

Cash EPS $1.91 43%

Adjusted Cash Flow from Operations $500 M 18%

Q2 2014 Organic Growth

Same Store Sales – Growth rates for businesses that have been owned for one year or more

Q1 2014 Q2 2014(a) Q2 2014 Ex Generics(a)(b)

Total U.S. 2% 5% 15%

Total Developed 1% 2% 11%

Total Emerging Markets 3% 8% 8%

Total Company 1% 4% 10%

Pro Forma – YoY growth rates for entire business, including those that have been acquired within the last year

Total U.S. 3% 9% 15%

Total Developed 3% 7% 12%

Total Emerging Markets 4% 10% 10%

Total Company 4% 8% 11%

(a)	Excludes assets held for sale (facial injectables, which declined by $33.7M in Q2).

(b) Generics excluded are Retin-A Micro® franchise, Vanos® franchise and Wellbutrin® XL (Canada). Although Zovirax® franchise continues to decline, no longer excluded.

6

Medicis Overview

- **Acquired Medicis for ~$2.6B in December 2012**
- **Two main businesses, Medical Dermatology and Aesthetics**
  - Aesthetics
    - Owned for 1.5 years and sold business for $1.4B[1]; recognized a gain of $300M+ in Q3
    - Accelerated growth performance through Q1 2014 versus prior owners
    - Sales in Q2 2014 dropped, as expected, due to:
      - Publically disclosed business was to be sold, leading to significant uncertainty among physician community (e.g., MVP program) and lower productivity from reps and aesthetics management team
      - Competitors took aggressive pricing actions against business
  - Medical Dermatology
    - Weak performance in 2013 due to: sales force disruption from integration and significant channel inventories (i.e., 6 months of Solodyn in channel)
    - Business has stabilized in 2014 with new management team, with branded market shares increasing across key products:

	Jan 1, 2014	July 18, 2014
Solodyn	49%	55%
Ziana	60%	62%
Zyclara	37%	45%

    - In addition to existing brands, launched Luzu in 2014; Metronidazole 1.3%, expected to be launched in 2H 2014, combined peak sales of these products are $100M+
- **Despite early challenges, we expect significant return to shareholders and payback in less than 6 years**

7

1 includes Sculptra

Q2 2014 Top 20 Global Brands (1/3)

($ in M)

Top 20 products YTD revenue of $1.2B, representing 31% of total revenue

Top 20 products grew 22% Q2 year over year and 14% YTD

>45% of Q2 growth from volume for top 20 products, excluding declining products

Q2 2014 Top 20 Global Brands (2/3)

($ in M)

Product (a) Q2 2014 Primary Growth Q2 2014 YTD

Revenue Driver Revenue

1) Ocuvite®/PreserVision® $ 65 Volume $125

2) Wellbutrin® $ 64 Price $124

3) Xenazine® US $ 54 Price + Volume $104

4) ReNu Multiplus® $ 49 Flat $104

5) Lotemax® Franchise $ 45 Volume $71

6) Solodyn® $ 43 Declined $95

7) Arestin® $ 30 Price $45

8) Targretin® Capsules $ 29 Price + Volume $44

9) BioTrue® Solution $ 27 Volume $51

10) ArtelacTM $ 27 Volume $51

(a) Excludes products held for sale (e.g., facial injectables)

Q2 2014 Top 20 Global Brands (3/3)

($ in M)

Product(a) Q2 2014 Primary Growth Q2 2014 YTD

Revenue Driver Revenue

11) CeraVe® $ 26 Price + Volume $ 48

12) Elidel® $ 25 Price $ 51

13) Thermage® Tips $ 21 Volume $ 30

14) Boston Solutions $ 20 Flat $ 39

15) Zovirax Franchise $ 19 Declined $ 59

16) Syprine® $ 18 Price $ 37

17) Acanya® $ 18 Price $ 35

18) Duromine® $ 15 Flat $ 28

19) Excimer $ 15 Volume $ 25

20) Prolensa® $ 13 Volume $ 30

(a) Excludes products held for sale (e.g., facial injectables)

Q2 Business Highlights – Developed Markets Excluding Bausch + Lomb

U.S. Dermatology +7% growth

YTD market share gains for Acanya, Elidel, Solodyn, Ziana, Zyclara Continued growth of Acanya, Elidel, Targretin Launch of Luzu After four months, Luzu has over 12% share of branded market Includes impact of generics

U.S. VRX Consumer +6% growth

Driven by an exceptionally strong quarter for CeraVe, greater than 20% growth

Dental +15% growth

Growth driven by expanded sales force and new launches

U.S. Neuro and Other +24% growth

Growth supported by promoted brands – Xenazine, Wellbutrin XL® and Syprine Both price and volume

Canada / Australia (13)% growth

Decline in Canada mainly attributable to Wellbutrin XL generic

Australia growth affected by loss of exclusivity for Tambocor ® and Aldara ®

Q2 Business Highlights – Emerging Markets Excluding Bausch + Lomb

EMENA +12% growth

Rebound in Russia and Poland

Ukraine continues to be challenged – YTD decline in revenues of 22%

Southeast Asia / South Africa +17% growth

Strong growth in all Southeast Asian countries

Flat growth in South Africa, expected to rebound to historical mid teens growth in second half of year

Latin America (3%) growth

Brazil impacted by economic slowdown and increased competition for nutritionals business Temporary decline in Mexico, expected to rebound in second half Delayed regulatory approvals of Atlantis products, which have been moved to Valeant plant Lower sales in Venezuela due to government-imposed currency restrictions

Bausch + Lomb Q2 – 90% of Growth from Volume

County/Region	Q2 2014 Product Sales	Q/Q%	Growth Drivers
United States		14%	
▪ **Consumer**	$120M	12%	▪ Continued growth in vitamins, and ~35% growth in BioTrue Multipurpose Solution
▪ **Rx Pharma**	$105M	16% (a)	▪ Continued growth in launch products: ~90% Prolensa, ~30% Lotemax
▪ **Surgical**	$56M	12%	▪ Strong sales of premium IOLs; new management team
▪ **Contact Lens**	$42M	37% (a)	▪ *Ultra* selling to capacity, strong sales in Biotrue ONEday (99% growth); new management team
▪ **Generics**	$46M	3%	
Other Developed Markets	$294M	8%	▪ Decentralized model: Japan / Western Europe
Emerging Markets	$228M	13% (a)	▪ Decentralized model: China and Middle East ▪ Leveraging VRX large commercial infrastructure: Russia and Brazil
Total	**$891M**	**12%**	

(a) These growth rates are slightly lower than the preliminary rates presented in the July 18th ISS presentation due to the recording of final gross to net entries.

13

Business Development Update

Completed PreCision acquisition in early July

Approximately $100M run-rate sales at time of acquisition

Lost revenue ~ $15M in expected 2014 Sales—due to regulatory process, deal closed two months later than anticipated Lost revenue ~ $10M in expected 2H 2014 Sales—required to divest Tretin-X® and Generic Tretinoin products

Expanding emerging market platform – small but important

South Africa – Protea – closed in July OTC products, primarily women’s health Indonesia – Satu – expected to close Q3 Branded generics

Establishes direct presence in Indonesia, including manufacturing Asia – Bescon – expected to close Q3 Contact lenses, full range of modalities for both clear and color Immediate opportunities in Japan, Korea, China and Southeast Asia Potential to sell colored lenses on global basis

Longer term potential in developed markets, including U.S., for silicone hydrogel daily Middle East – MedPharma – expected to close Q3 Branded generics Expands country coverage, including Saudi Arabia, Egypt, and Jordan Establishes direct presence, including manufacturing

2014 Product Launch Update (1/3)

Launched 17 products year to date

Dermatology/Aesthetics

Launched Bensal HP®(Q1) Luzu(Q1) Neotensil® (Q1)

Obagi 360™ System (Q1) Jublia (Q3) Retin-A Micro® .08% (Q3)

Planned Launches Ideal Implant® (Q4) Onexton ® (Q4)

Highlights

Strong reception to Jublia; plan to substantially increase launch spend given significant market opportunity 1,325 TRx in third week of launch (ending July 18th) Only package insert being promoted at this time Sales forces in process of being trained Awaiting approval for marketing materials by the FDA

After four months, Luzu has over 12% share of branded market

2014 Product Launch Update (2/3)

Eye Health

Launched enVista® BLIS™ lens inserter(Q1) PureVision ® 2 for Presbyopia (Q1) Bausch + Lomb Ultra (Q2) Biotrue® ONEday for Presbyopia(Q3) Trulign™ expanded ranges (lens) (Q3) Victus Lens Fragmentation (Q3)

Planned Launches

Additional Victus enhancements (Q3/Q4)

Highlights

Successful start for Ultra Selling to capacity Accelerating delivery and installation of additional lines Biotrue ONEday Strong response to commercial pilots Growth is accelerating Trulign growing premium lens platform Recently launched expanded ranges Strong physician reception to Victus™ Lens Fragmentation

2014 Product Launch Update (3/3)

Consumer/Oral Health

Launched

CeraVe Baby line (Q1) Peroxiclear (Q2) Soothe XP (Q3) Ossix Plus® (Q1) Onset® (Q1)

Highlights

After 3 months, Peroxiclear has 9% market share in the peroxide segment Strong acceptance of Onset lidocaine pen; over 400 new accounts in last three months Relaunched Soothe XP (OTC) New and improved formulation for dry eye Eye care professionals excited to recommend product again Will be on all major retailer shelves by August Continue to expand CeraVe brand: CeraVe Baby

Investing for Growth: ~$80M in 2H 2014

Jublia opportunity – larger than expected

Sooner than expected launch with stronger than anticipated label FDA approval received earlier than expected

Partnered with Kaken on manufacturing: greater capacity and better bottle/delivery than original partner Accelerating spend given pending competitor launch Significant opportunity to achieve greater market share and expand market size Stronger than expected interest from physicians and patients Significant opportunity to attract untreated patients Early uptake on Jublia and Luzu well above forecasts

Jublia and Luzu growth investments

Expanding sales forces covering Jublia and Luzu for greater reach and frequency

Building ~60 person podiatry salesforce and ~100 person primary care salesforce, with an additional ~60 dermatology reps selling Jublia and Luzu Major DTC campaign for Jublia, including digital, print and TV

Additional DTC support for Luzu

Early uptake on Jublia and Luzu well above forecasts

Significant increase in professional education, advisory boards, presence at major professional meetings coupled with expansion of medical affairs capabilities

Ultra investments for growth

Addition of ~60 sales reps covering Ultra and BioTrue ONEday

Significant increase in professional education, advisory boards, presence at major professional meetings coupled with expansion of medical affairs capabilities

Near-Term Pipeline Update (1/2)

Product	Description	Expected Launch Date	Update
3D Surgical Navigation System	Cataract and Refractive Surgery	2015	Working prototype presented at American Society of Cataract and Refractive Surgery in April
CeraVe	Hydrating Cleansing Bar	2015	Begins production in November
CeraVe	Anti-Itch Cream	2015	All testing completed, ready for production scale-up
Neotensil Extra Strength	Under eye bag topical, extra strength version of existing Neotensil	2015	New Formulation
Living Proof Professional Hair Care	Hair care system including shampoo, conditioner, overnight treatment and mousse	2015	New formulation with Living Proof
Ultra MultiFocal and *Ultra* for Astigmatism	Contact Lens	2015 / 2016	FDA clearance received; on schedule to meet expected launch dates
EnVista® Toric	Intraocular Lens	2015 / 2016	Premarket and Approval study enrolling
Brimonidine	Eye Whitening	2016	Recent completion of Phase 3 studies, planned NDA submission Q1 2015

19

Near-Term Pipeline Update (2/2)

Expected

Product Description Update

Launch Date

Post-Operative Inflammation Recent completion of positive Phase 3 study;

Lotemax Next Gen 2016

and Pain 2nd Phase 3 study on track to start in 2014

Latanaprostene bunod Glaucoma 2016 Phase 3 enrollment complete; expected data by late Q3 / early Q4

North American development program

Emerade® Anaphylaxis 2016 underway; launched in UK, Sweden and

Germany

Vitrectomy System Vitrectomy Surgery 2016 Prototype design work ongoing, planning proof of concept for Q4

New Multi-Purpose Solution Contact Lens Solution 2016 New formulation under development; clinical study to be initiated in 2015

IDP-118 Psoriasis 2017 Phase 2b trial currently enrolling; completed enrollment expected Q4 2014

Early Thoughts on Allergan Integration

Apply the Bausch + Lomb Blueprint for the Allergan integration

Learning from our experiences in Medicis and Bausch + Lomb integrations, we will focus on maintaining customer relationships Global Aesthetics team will be largely retained Dry eye and Glaucoma commercial team will be largely retained Neurology & Urology team will be largely retained; will merge Valeant’s neurology business into Allergan’s as we largely use 3rd parties for promotion Dermatology team will be thoughtfully integrated to minimize disturbances to customers Key R&D people (e.g., Botox, Glaucoma) will be retained for high-value R&D programs Synergies will focus on expense reduction and non-customer facing personnel, specifically targeting: Corporate Global functions Regional functions Outside the US, organization will be integrated into our decentralized model

Financial Outlook

Howard Schiller

Financial Summary

Product Sales

Ongoing Service/Alliance Revenue

Total Revenue

Cost of Goods Sold% (% of product sales) SG&A% (% of total revenue)

R&D Expense

Operating Margin (% of total revenue)

(excluding amortization) Cash EPS (Reported) Adjusted Cash Flow from Operations Fully Diluted Share Count

Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014

$1,064M $1,506M $2,032M $1,851M $1,994M

$32M $35M $32M $35M $47M

$1,096M $1,542M $2,064M $1,886M $2,041M

23% 27% 26% 26% 28%

22% 23% 22% 26% 25%

$24M $49M $60M $61M $66M

52% 47% 49% 45% 44%

$1.34 $1.43 $2.15 $1.76 $1.91

$423M $408M $607M $636M $500

314 M 340 M 341 M 342 M 341M

Restructuring and Integration Update

- **Excluding the restructuring of the Waterford, Ireland plant, restructuring and integration costs of $87M for Q2, 36% lower than Q1**
  - $53M for Bausch + Lomb plus $34M of other transactions
- **Successful completion of labor union contract restructuring at Bausch + Lomb Waterford, Ireland contact lens facility, at end of June, sooner than anticipated**
  - An additional $56M included in Q2 for Waterford
    - Achieved savings of $29M off total cost base of $132M
    - Waterford cost structure now in line with Rochester
- **Restructuring costs are expected to continue to decline sequentially in Q3 and Q4, absent any large transactions**

	Q3	Q4	Q1	Q2	Q3	Q4
Restructuring / Integration Expense	$304M	$128M	$135M	$143M $87M Pre-Waterford $56M Waterford	< $70M	< $50M

- **There will continue to be timing differences between P&L charges and cash payments, mainly due to timing of severance payments**

24

Cash Flow from Operations

$M	Q1	Q2	1H
Adjusted Net Income	600	651	1,250
Adjusted Cash Flow from Operations	636	500	1,137
Cash Conversion	1.1	0.8	0.9
Working Capital Change	(43)	(166)	(208)

- On a YTD basis, cash conversion is in line with guidance of ~90%
- Cash conversion in Q1 favorably impacted by increase in accounts payable and accrued liabilities of ~$53M
- Cash conversion in Q2 unfavorably impacted by decrease in accounts payable and accrued liabilities of ~$125M
    - This change was driven by the timing of payments, including the prepayment of ~$50M for a managed care rebate that will reverse in Q3
- A/R increase of $55M reflects sales growth from Q1
    - Days sales outstanding decreased to 66 days from 72 days using quarterly sales and decreased to 60 days from 66 days using monthly sales
- Investment in inventory decreased to $12M from $69M in Q1, reflecting working capital rationalization efforts at manufacturing and distribution facilities

25

Revenue Expectations for Second Half 2014

High single-digit organic growth in second half, including impact of all generics

Total company same store organic growth: Second half of year high single-digit Full year same store growth > 6% Bausch + Lomb organic growth:

Second half of year and full year double-digit growth

Total company same store organic growth, excluding generics, for the 2nd half of the year and full year >10%

Second Half 2014 Guidance Assumptions

Sold injectables on July 10th , expected $230M in revenues and $.50 Cash EPS in 2H 2014

Closed PreCision two months later than expected and divested two products; combined the delay and divestitures represented a loss of $25M in revenues and $.05 Cash EPS

Early launch of Jublia and other products, ~$80M incremental cost or $.25 Cash EPS in 2H 2014

Exchange rates are based on current spot rates Gross margins in the 73% range SG&A ~ mid 20% of net revenues R&D less than $125M

Tax rate < 5%

2014 Guidance Adjusted for Recent Events

Q3 and Q4 Revenue Cash EPS Adjusted Cash Flow

from Operations

Current Guidance (4/22/14) $8.3B – $8.7B $8.55 – $8.80 $2.7B – $2.8B

Less: Facial Injectables($230M)($0.50) —

Less: PreCision Delay /($25M)($0.05) —

Divested Products

Less: Incremental —($0.25) —

Investment in New Products

Adjusted 2014 Guidance $8.0B – $8.3B $7.90 – $8.10 $2.3B – $2.6B

Q3 Guidance $1.9B – $2.1B $1.90 – $2.00 —

Q4 Guidance $2.1B – $2.3B $2.35 – $2.45 —

Outlook for 2015 and 2016 (1/4)

Projected Projected Organic Growth 2015 / 2016 Assumptions

Revenue 2015 (%) 2016 (%)

2014 ($ M)

United States

Dermatology ~ $940 ~ 25-30% ~ 15-20% • Base business ~5% growth

• New/recent product launches:

• Jublia: 2015 ($150M), 2016 ($300M)

• Luzu: 2015 ($50M), 2016 ($70M)

• Onexton, RAM .08%: 2015 ($35M),

2016 ($75M)

• Generic impacts:

• Targretin generic enters mid 2015

• Carac generic enters Q4 2015

• Ziana generic enters mid 2016

• Not included in 2016 forecast:

• IDP-118 (up to ~$100M) for psoriasis

Consumer ~ $600 ~ 10% ~ 10% • Consistent with 2014 growth

Opthalmology Rx ~ $ 450 ~ 10% ~ 20% • 2015 and 2016 base business consistent with 2014 growth

• 2016 incremental growth reflects launch of

Brimonidine ($50-75M)

• Not included in 2016 forecast:

• Latanoprostene bunod (up to~$100M)

Includes impact of expected generics; assumes no acquisitions

Outlook for 2015 and 2016 (2/4)

Projected Projected Organic Growth 2015 / 2016 Assumptions

Revenue 2015 (%) 2016 (%)

2014 ($M)

United States

Contact Lenses ~ $175 ~ 15% ~ 20% • Benefit of additional Ultra lines in 2015 and 2016 accelerates organic growth

Surgical ~ $225 ~ 10% ~ 10% • Growth consistent with 2014

• Continued growth of premium IOLs

Neuro & Other / ~ $1,485 ~ 5% ~ 5% • Growth reflects genericization of

Generics Xenazine

Dental ~ $135 ~ 15% ~ 10% • Above trend line growth in 2015 due to recent sales force expansion

• Trend line growth in 2016

Aesthetics ~ $160 ~ 5-10% ~ 5-10% • Market growth

Includes impact of expected generics; assumes no acquisitions

Outlook for 2015 and 2016 (3/4)

	Projected Revenue 2014 ($M)	Projected Organic Growth 2015 (%)	2016 (%)	2015 / 2016 Assumptions
Other Developed				
Western Europe Japan Australia Canada	~$1,780	~3-5%	~3-5%	Western Europe/Japan • Current growth trends Australia/Canada • Return to historic growth trend pre-generic impact
Emerging Markets				
EMENA	~ $1,150	~8-10%	~8-10	Reflects history and expected 2014 growth
Asia / South Africa	~$600	~10-15%	~10-15%	
Latin America	~$450	~6-8%	~6-8%	

Includes impact of expected generics; assumes no acquisitions

31

Outlook for 2015 and 2016 (4/4)

Gross Margin

74% 2015 Reflects impact of cost

75% 2016 improvement initiatives, improved

mix and declining Xenazine revenue

SG&A

Low-mid 20% as percentage of revenue

R&D

~$200 - 250M annual spend

Cash Taxes

5 – 6% Adjusted Net Income

Valeant Standalone Projections (1/2)

We reviewed two cases: 1) Debt Repayment and 2) Acquisition

1) Debt Repayment Case:

2015/2016 high single-digit organic growth

Cash EPS growth of > 15% in 2015 and ~20% in 2016 90% of free cash flow used to pay down debt Leverage decreases to 2.9x in 2015 and 1.9x in 2016

2) Acquisition Case:

Assumes acquisitions of ~$5B in 2015, ~$10B in 2016 Leverage stays at ~4.0x or below Businesses acquired at ~3.0x sales, mid-year Cash EPS growth of > 20% in 2015 and > 30% in 2016

Below shows the midpoint of the two cases

Midpoint Midpoint

2013 2014 2015 2016

Revenue ~$8.1B ~$9.3B ~$11.4B

$ 5.8B

Growth 40% 15% 23%

Cash EPS $6.24 ~$8.00 ~$9.65 ~$12.30

Growth 28% 21% 27%

Adj. Cash Flow from $ 1.8B ~$2.4B ~$3.0B ~$3.8B

Operations

Valeant Standalone Projections (2/2)

2013 2014 2015 2016

Debt Repayment Case

Revenue $5.8B ~$8.1B ~$8.9B ~$9.7B

Growth 40% 9% 9%

Cash EPS $6.24 ~$8.00 ~$9.40 ~$11.25

Growth 28% 17% 20%

Adj. Cash Flow from $1.8B ~$2.4B ~$2.9B ~$3.5B

Operations

Net Debt $17.0B ~$15.4B ~$13.0B ~$9.9B

Acquisition Case

Acquisitions ~$5.0B ~$10.0B

Revenue ~$8.1B ~$9.7B ~$13.1B

$5.8B

Growth 40% 19% 35%

Cash EPS $6.24 ~$8.00 ~$9.90 ~$13.35

Growth 28% 24% 35%

Adj. Cash Flow from $1.8B ~$2.4B ~$3.0B ~$4.0B

Operations

Valeant + Allergan Projections

Valeant’s Assumptions for Allergan

Deal closes December 31, 2014

Assumes midpoint of Allergan’s 7/21/14 guidance for 2014, but does not reflect Allergan guidance for 2015 and 2016 Assumes high single-digit Allergan organic growth in 2015 and 2016 $2.7B in annual cost synergies, with ~80% achieved in first six months

Debt Repayment Case(a)

Cash EPS growth > 20% in 2016

Leverage decreases to 2.9x in 2015 and 1.8x in 2016

2013 2014 2015 2016

Revenue $5.8B ~$8.1B ~$16.6B ~$18.0B

Growth 40% 104% 9%

Cash EPS $6.24 ~$8.00 ~$11.55 ~$14.00

Growth 28% 45% 21%

Adj. Cash Flow from

Operations $1.8B ~$2.4B ~$7.1B ~$8.6B

Net Debt $17.0B ~$34.0B(b) ~$28.2B ~$20.5B

(a) Assumes 90% of free cash flow used to pay down debt. (b) Pro Forma net debt at transaction close on December 31, 2014.

Valeant + Allergan Projections

Acquisition Case

Reflects Valeant’s same Allergan assumptions as Debt Repayment Case Assumes acquisitions of ~$8B in 2015, ~$10B in 2016 Businesses acquired at ~3.0x sales, mid-year Leverage of ~3.4x year-end 2015, ~2.8x year-end 2016 Cash EPS growth of > 25% in 2016

2013 2014 2015 2016

Acquisitions ~$8.3B ~$10.0B

Revenue $ 5.8B ~$8.1B ~$18.0B ~$22.7B

Growth 40% 121% 26%

Cash EPS $6.24 ~$8.00 ~$12.10 ~$15.65

Growth 28% 51% 29%

Adj. Cash Flow from $ 1.8B ~$2.4B ~$7.3B ~$9.5B

Operations

Combination Creates Significant Earnings Accretion for Allergan Shareholders

% Accretion from 0.83

exchange and cash

reinvestment

Allergan 2013 EPS $4.77 314%

2016 EPS – Research Earnings

Models as of 4/21/14 (1) $7.27 172%

2016 EPS – Allergan Guidance(2) $10.00 98%

2016 EPS – 0.83 Exchange(3) +$72 per share in cash $11.62

2016 EPS – 0.83 Exchange and $19.77

$72 Cash Reinvestment(3)(4)

(1) Based on Goldman Sachs, Bank of America and Bank of Montreal earnings models as of 4/21/14. (2) Based on Allergan guidance as of 7/21/14.

(3) Valeant + Allergan (combined company) debt repayment case (which does not reflect Allergan’s 7/21/14 guidance for 2015 and 2016), multiplied by 0.83 exchange ratio.

(4) Assumes reinvestment of $72 in Valeant stock at $123.70 share price as of July 29 close.

Allergan Update

Allergan Update

Proxy Solicitation for Special Meeting underway

Anticipate requests for Special Meeting to be presented to Allergan in August If requests for Special Meeting greater than 25%, Allergan required to call a Special Meeting within 10 to 120 days At Special Meeting, Allergan stockholders will be requested to pass resolutions to: Remove six members of Allergan’s current board of directors Request the Allergan board of directors appoint a slate of 6 new independent directors Amend Allergan’s bylaws to provide for, among other things, simplified mechanics to call a special meeting Request that the Allergan board of directors promptly engage in good faith discussions with Valeant We remain focused on completing the Allergan transaction

Second Quarter 2014 Financial Results Conference Call

July 31, 2014

Appendix: Dermatology Rx

Branded Share Among Dermatologists

Solodyn Branded Market Share Among Dermatologists

Branded Market Share

DORYX

MINOCIN

MONODOX

SOLODYN

49%

55%

60% 50% 40% 30% 20% 10%

0%

1/10/2014 1/17/2014 1/24/2014 1/31/2014 2/7/2014 2/14/2014 2/21/2014 2/28/2014 3/7/2014 3/14/2014 3/21/2014 3/28/2014 4/4/2014 4/11/2014 4/18/2014 4/25/2014 5/2/2014 5/9/2014 5/16/2014 5/23/2014 5/30/2014 6/6/2014 6/13/2014 6/20/2014 6/27/2014 7/4/2014 7/11/2014 7/18/2014

Source: PHAST Prescription Weekly & AF Data

Acanya Branded Market Share Among Dermatologists

Branded Market Share

ACANYA

BENZACLIN DUAC

82% 89%

100%

90%

80%

70%

60%

50%

40%

30%

20%

10%

0%

1/10/2014 1/17/2014 1/24/ 2014 1/31/2014 2/7/2014 2/14/2014 2/21/2014 2/28/2014 3/7/2014 3/14/2014 3/21/2014 3/28/2014 4/4/2014 4/11/2014 4/18/2014 4/25/2014 5/2/2014 5/9/2014 5/16/2014 5/23/2014 5/30/2014 6/6/2014 6/13/2014 6/20/2014 6/27/2014 7/4/2014 7/11/2014 7/18/2014

9% 2%

Source: PHAST Prescription Weekly & AF Data

Ziana Branded Market Share Among Dermatologists

Branded Market Share

18% 62% 20% 11% 5% 3%

70% 60% 50% 40% 30% 20% 10% 10% 0%

ZIANA EPIDUO ATRALIN VELTIN TRETIN-X

1/10/2014 1/17/2014 1/24/2014 1/31/2014 2/7/2014 2/14/2014 2/21/2014 2/28/2014 3/7/2014 3/14/2014 3/21/2014 3/28/2014 4/4/2014 4/11/2014 4/18/2014 4/25/2014 5/2/2014 5/9/2014 5/16/2014 5/23/2014 5/30/2014 6/6/2014 6/13/2014 6/20/2014 6/27/2014 7/4/2014 7/11/2014 7/18/2014

Source: PHAST Prescription Weekly & AF Data

Elidel Branded Market Share Among Dermatologists

ELIDEL PROTOPIC

Branded Market Share

46% 51% 49%

56% 54% 52% 50% 48% 46% 44% 42% 40%

1/10/2014 1/17/2014 1/24/2014 1/31/2014 2/7/2014 2/14/2014 2/21/2014 2/28/2014 3/7/2014 3/14/2014 3/21/2014 3/28/2014 4/4/2014 4/11/2014 4/18/2014 4/25/2014 5/2/2014 5/9/2014 5/16/2014 5/23/2014 5/30/2014 6/6/2014 6/13/2014 6/20/2014 6/27/2014 7/4/2014 7/11/2014 7/18/2014

Source: PHAST Prescription Weekly & AF Data

Zyclara Branded Market Share Among Dermatologists

ZYCLARA ALDARA PICATO

Branded Market Share

37% 54% 45%

70% 60% 50% 40% 30% 20% 10% 0% 1/10/2014 1/17/2014 1/24/2014 1/31/2014 2/7/2014 2/14/2014 2/21/2014 2/28/2014 3/7/2014 3/14/2014 3/21/2014 3/28/2014 4/4/2014 4/11/2014 4/18/2014 4/25/2014 5/2/2014 5/9/2014 5/16/2014 5/23/2014 5/30/2014 6/6/2014 6/13/2014 6/20/2014 6/27/2014 7/4/2014 7/11/2014 7/18/2014

Source: PHAST Prescription Weekly & AF Data